SECURITIES AND EXCHANGE COMMISSION
            WASHINGTON, DC 20549




                FORM 12b-25




          Commission File Number: 001-03323
                  CUSIP Number: 68555W 10 5



        NOTIFICATION OF LATE FILING


(Check One):
[   ] Form 10-K [   ] Form 20-F  [   ] Form 11-K
[ X ] Form 10-Q [   ] Form N-SAR

     For Period Ended: April 30, 2003

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

For the Transition Period Ended:  N/A

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


      PART I.  REGISTRANT INFORMATION


Full name of registrant: ORBIT E-COMMERCE, INC.

Former name if applicable:  N/A

Address of principal executive office (Street and number):

14845 Yonge Street

City, State and Zip Code:

Aurora, Ontario, Canada L4G 6H8

     Part II.  RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

            PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         SEE RIDER ANNEXED HERETO.

        PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                   Name: David M. Kaye
                   Area Code and Telephone number: 973-443-0600

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify
report(s).                         [ X ] Yes  [   ] No

         SEE RIDER ANNEXED HERETO.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                         [ X ] Yes  [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ORBIT E-COMMERCE, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: June 13, 2003      BY:/s/ Douglas C. Lloyd
                         Name: Douglas C. Lloyd
                         Title: Chief Executive Officer

                 ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

ORBIT E-COMMERCE, INC.



RIDER TO FORM 12b-25


PART III - NARRATIVE

As a result of delays in gathering the data necessary to finalize the Registrant's Form 10-QSB, primarily due to other business commitments of certain of the Registrant's officers responsible for preparing the subject report, the Report on Form 10-QSB could not be timely filed without unreasonable effort or expense.




PART IV - OTHER INFORMATION

(3) The Registrant estimates that it will have net income for the nine months ended April 30, 2003 compared to a net loss of approximately $950,000 for the nine months ended April 30, 2002. This change resulted primarily from an expense recovery in the cost of communication services achieved in the nine months ended April 30, 2003 for which there was no comparable item in the nine months ended April 30, 2002.